SIGNATURE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                       .

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc. (signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer Date: December , 2006

BCE INC.

Safe Harbor Notice Concerning
Forward-Looking Statements

December 12, 2006

Safe Harbor Notice Concerning Forward-Looking Statements
In this document, we, us, our and BCE mean BCE Inc., Bell Canada and their respective subsidiaries, joint ventures and investments in significantly influenced companies.
The presentations in the document entitled Bell 2007 Business Review, dated December 12, 2006, and certain oral statements made by our senior management at BCE’s 2007 Business Review Conference to the financial community on December 12, 2006, contain forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations and businesses. In addition, we or others on our behalf may make other written or oral statements that are forward-looking from time to time.
A statement we make is forward looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. They may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, plan, outlook, seek, strive, target and will.
It is important to know that:
•	forward-looking statements describe our expectations on the day that they are made. For the forward-looking statements set out in the presentations contained in the document entitled Bell 2007 Business Review, or made orally at BCE’s 2007 Business Review Conference, it is December 12, 2006

•	our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements

•	except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business

•	we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Sections A, B and C of this document contain a description of:
•	the principal forward-looking statements made by BCE

•	the material assumptions made by BCE in making such forward-looking statements

•	the principal known risks that could cause our actual results to differ materially from our current expectations and that could cause our assumptions and estimates to be inaccurate.
A.     FORWARD-LOOKING STATEMENTS
A.1     2007 Guidance
This section outlines the principal elements of guidance provided by BCE Inc. for 2007.

Bell Canada (Excluding Bell Aliant)	Guidance for 2007
Revenue Growth	3% to 5%
EBITDA Growth[1]	4% to 6%
Capital Intensity[2]	16% to 17%

[1]	The term EBITDA does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other issuers. We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating income before amortization expense and restructuring and other items. Effective 2007, Bell Canada is including net benefit plans cost in EBITDA. This recognizes that Bell Canada is now cash funding its pension plan and the treatment is consistent with North American peers allowing for greater comparability. EBITDA for prior periods will be restated to conform to the new presentation. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other items does not imply they are necessarily non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. For 2007, we expect growth in operating income to be between 13% to 15% for Bell Canada excluding Bell Aliant.

[2]	Capital expenditures as a percentage of revenues.

BCE Inc.
EPS[3] growth	4% to 7%
Free Cash Flow[4]	$700 million to $900 million
Annualized common dividend[5]	$1.46
NCIB program	5% of float
A.2     Forward-Looking Statements Subsequent to 2007
This section outlines certain important forward-looking statements made by BCE concerning time periods subsequent to 2007.

BCE Inc.	Forward-Looking Statement for 2008-2010
Cash taxes	No significant increase in cash taxes through 2010
B.     MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS
A number of assumptions were made by BCE in making forward-looking statements for 2007. The material assumptions are outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in our forward-looking statements.
B.1     Material Assumptions Made in the Preparation of BCE’s 2007 Guidance
Canadian Economic Assumptions
BCE’s 2007 guidance is based on various assumptions concerning the Canadian economy. First, it assumes Canadian GDP growth in 2007 is essentially in line with GDP growth in 2006, consistent with estimates by the Conference Board of Canada. It also assumes that the Bank of Canada prime rate and the Consumer Price Index as estimated by Statistics Canada will decline from current levels.

[3]	Before restructuring and other items, net gains on investments, and costs incurred to form the Bell Aliant Regional Communications Income Fund.

[4]	The term “free cash flow” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as cash from operating activities less capital expenditures, total dividends and other investing activities. Free cash flow is presented on a basis that is consistent from period to period. We consider free cash flow as an important indicator of the financial strength and performance of our business as it demonstrates the cash available to repay debt and reinvest in our company. Free cash flow allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. For 2007, BCE expects to generate approximately $700 million to $900 million in free cash flow. This amount reflects expected cash from operating activities of approximately $5.6 billion to $5.8 billion less capital expenditures, total dividends and other investing activities.

[5]	Subject to declaration by BCE Inc.’s board of directors.

Market Assumptions
Our 2007 guidance also reflects various market assumptions. First, we have assumed growth in the overall Canadian telecommunications market revenues in 2007 in line with Canadian GDP growth. Second, we have assumed that revenues of the residential voice telecommunications market in Canada will continue to decrease in 2007 due to wireless substitution and other factors including e-mail and instant messaging substitution. We have also assumed that wireline competition in both the business and residential telecommunications markets in Canada will continue in 2007 mainly from cable companies. Finally, we have assumed that the 2007 revenue growth rates of the Canadian wireless and video industries will be in line with 2006 and that the 2007 revenue growth rate of the Canadian Internet market will be slightly lower than 2006.
Financial and Operational Assumptions
BCE Inc.’s and Bell Canada’s 2007 guidance is also based on various internal financial and operational assumptions.
Bell Canada (excluding Bell Aliant)
First, revenue growth estimates for 2007 are based upon an assumption of increasing average revenue per unit (“ARPU”) across various lines of service. Second, we have assumed for 2007 a wireless subscriber growth rate in the 8% to 10% range, a video subscriber growth rate in the 5% to 7% range and a high speed Internet subscriber growth rate in the 8% to 10% range. Furthermore, we have assumed that our residential network access services (NAS) losses will be stabilizing in 2007 compared to 2006. Bell Canada’s 2007 total net benefit plans cost, which assumes a discount rate of 5.4%, is expected to be approximately $325 million. Additionally, the funding of our total net benefit plans in 2007 is estimated to be approximately $300 million. Bell Canada’s capital intensity in 2007 is estimated to be in the 16% to 17% range. Finally, productivity improvements for 2007 are estimated at approximately $450 million.
BCE Inc.
We estimate in 2007 that BCE will incur restructuring costs in the range of $100 million to $150 million. Our amortization expense for 2007 is estimated to be in the range of $3,200 million to $3,300 million. We have assumed that BCE’s effective tax rate in 2007 will be approximately 26%. Moreover, we expect no significant escalation in cash taxes in 2007 as we have assumed that the simplification of our organizational structure will permit the accelerated use of Bell Canada’s R&D tax credits. We have also assumed that EPS for 2007 will be positively impacted by the planned repurchase of common shares under BCE Inc.’s normal course issuer bid for 5% of its outstanding common shares.
B.2    Material Assumptions Made in the Preparation of Forward-Looking Statements Subsequent to 2007
BCE’s forward-looking statements for time periods subsequent to 2007 involve longer term assumptions and estimates than forward-looking statements for 2007 and are consequently subject to greater uncertainty. Therefore, readers are especially cautioned not to place undue reliance on such long-term forward-looking statements.
The forward-looking statement concerning BCE Inc.’s cash taxes for 2008 to 2010 assumes no significant escalation in cash taxes as we expect that the simplification of our organizational structure will permit the accelerated use of Bell Canada’s R&D tax credits.
C.     RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS
This section describes general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain other BCE group companies.
A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
The actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks.
RISKS THAT COULD AFFECT ALL BCE GROUP COMPANIES
Bell Canada is our most important subsidiary, which means our financial performance depends in large part on how well Bell Canada performs financially. The risks that could affect Bell Canada and its subsidiaries are more likely to have a significant impact on our financial condition, results of operations and business than the risks that could affect other BCE group companies.
References in this document to information relating to, and activities carried out by, Bell Aliant include information relating to, and activities carried out by, Aliant Inc. and certain of its affiliated entities up to July 7, 2006, and from and after July 7, 2006, refer to information relating to, and activities carried out by, Bell Aliant Regional Communications, Limited Partnership and certain of its affiliated entities.
Strategies and plans
We plan to achieve our business objectives through various strategies and plans.
We continue to implement our strategy to deliver unrivalled integrated communications services to our customers across Canada, with an overall objective to take a leadership position in setting the standard in Internet Protocol (IP) for the industry and for our customers. Leveraging the opportunities created by IP-based communications is expected to allow us to deliver on the guiding principles of our strategy of customer simplification, innovation and efficiency. This strategy is founded on three priorities:

•	deliver an enhanced customer experience with the objective of enabling a significantly lower cost structure at Bell Canada
•	deliver abundant bandwidth to enable all the services of the future with the reliability and security that customers require
•	create the next-generation services to drive future growth.
Our strategic direction requires us to continue to transform our cost structure and the way in which we serve customers. This means we will need to continue to:
•	be responsive in adapting to these changes and make any necessary shifts in employee skills. If our management, processes or employees are not able to adapt to these changes, our business and financial results could be materially and negatively affected
•	invest capital to implement our strategies and operating priorities.
The actual amount of capital required and the returns from these investments could, however, differ materially from our current expectations. In addition, we may not have access to capital on attractive terms when we need it.
Not achieving our business objectives could have a material and negative impact on our financial performance and growth prospects.
Economic and market conditions
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. When there is a decline in economic growth and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce purchases or discontinue using them.
Weak economic conditions could lower our profitability and reduce cash flows from operations. They could also negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.
Increasing competition
We face intense competition from traditional competitors, as well as from new players entering our markets. We compete with telecommunications, television, media, and satellite service providers. We also compete with other businesses and industries including cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, systems integrators and other companies that deal with, or have access to, customers through various communications networks.
Competition affects our pricing strategies and could reduce our revenues and lower our profitability. It could also affect our ability to retain existing customers and attract new ones. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products or changes in pricing strategies by our competitors could affect our ability to gain new customers and retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcast distribution undertakings. Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the federal government will take as a result of these reviews. We also cannot assess how any change in foreign ownership restrictions may affect us because the government continues to consider its position on these matters.
Wireline and long distance
We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as interexchange carriers and resellers. We also face increasing cross platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and email. In particular, there is a risk that wireline to wireless substitution could accelerate with the introduction of wireless number portability (refer to Risks that could affect certain BCE Group companies — Bell Canada companies — Changes to regulatory framework — Wireless number portability, for more details concerning the implementation of wireless number portability).
We are also facing increasing competitive pressure from cable companies as a result of them offering voice services over their networks. Although we expect our NAS losses to stabilize in 2007, this assumption could be adversely affected by the level of intensity applied by our cable competitors in pursuing their voice strategy. This assumption could also be adversely affected by the level of wireline to wireless substitution resulting from the implementation of wireless number portability. Additional competitive pressure is also emerging from other competitors such as electrical utilities. These alternative technologies, products and services are making significant inroads in our legacy services, which typically represent our higher margin business.
Improvements in technology have reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. We expect this trend to continue in the future, which could materially and negatively affect our financial performance.
Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or the impact on their margins than we are.
These competitive factors suggest that our legacy business of providing wireline voice local and long distance services will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines by building the business for newer growth services. The margins on newer services, however, are less than the margins on legacy services. If the legacy services decline faster than the rate of growth of our newer services, our financial performance could be negatively and materially affected. In addition, if a large portion of the customers who stop using our voice services also cease using our other services, our financial performance could be negatively and materially affected. Bringing to market new growth products and services is inherently risky as it requires capital and other investments while the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable global information technology service providers. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested.
Internet access
We compete with cable companies and Internet service providers (ISPs) to provide broadband and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us.
Regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access services. Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.
There is a risk that should the pace of our FTTN roll-out be slower than currently contemplated in our business plan, our Broadband ISP churn rate could increase beyond our current expectations thereby adversely affecting our expected number of Internet subscribers in 2007.
Wireless
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services. We also compete with wireline service providers. We expect competition to intensify as new technologies, products and services are developed. In addition, competition could also increase as a result of Industry Canada’s intention to initiate a consultation which could result in the licensing of additional mobile spectrum (refer to Risks that could affect certain BCE Group companies — Bell Canada companies — Changes to regulatory framework — Mobile spectrum, for more details on this subject). Furthermore, wireless number portability could increase churn beyond our current expectations and adversely affect our estimates concerning our expected number of wireless subscribers in 2007.

Video
Bell ExpressVu and Bell Canada compete directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which has improved their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu and Bell Canada.
Transforming our cost structure and containing capital intensity
Our strategies and operating priorities require us to continue to transform our cost structure. Accordingly, we are continuing to implement several productivity improvements and initiatives to reduce costs while containing our capital expenditures. Our new objectives for cost reduction/productivity improvements are aggressive and there is no assurance that these initiatives will be successful in reducing costs. There will be a material and negative effect on our profitability if we do not successfully implement these cost reduction initiatives and productivity improvements and manage capital expenditures while maintaining the quality of our service.
Each year between 2002 and 2005, Bell Canada companies had to reduce the price of certain services that are subject to regulatory price caps and may be required to do so again in the future. We have also reduced our prices for some business data services that are not regulated in order to remain competitive, and may have to continue doing so in the future. Our profits will decline if we cannot reduce our expenses at the same rate. There would be a material and negative effect on our profitability if factors, such as increasing competition or regulatory actions, result in lower revenues and we cannot reduce our expenses at the same rate.
Many productivity improvements and cost reduction initiatives require capital expenditures to implement systems that automate or enhance our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements and cost reductions.
Improved customer service is critical to increasing customer retention and ARPU. It may, however, be difficult to improve customer service while significantly reducing costs. If we are unable to achieve either or both of these objectives, it could have a material and negative effect on our results of operations.
Anticipating technological change and investing in new technologies, products and services
We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles. The investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our targeted financial performance.

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions are introduced, or existing ones are extended.
The Bell Canada companies are in the process of moving traffic on their core circuit-based infrastructure to IP technology.
As part of this move, the Bell Canada companies are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If the Bell Canada companies cannot discontinue these services as planned, they will not be able to achieve the efficiencies as expected.
There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could reduce demand for our existing ones or cause prices to fall.
Liquidity
Our ability to meet our financial obligations and provide for planned growth depends on our sources of liquidity.
Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built into our business plan.
In general, we finance our capital needs in four ways:
•	from cash generated by our operations or investments
•	by borrowing from commercial banks
•	through debt and equity offerings in the capital markets
•	by selling or otherwise disposing of assets.
Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities or meet our financial obligations.
Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost and amount of funding depend largely on market conditions, and the outlook for our business and credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase and the amount of funding available could be reduced. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
BCE Inc. and some of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include credit facilities supporting commercial paper programs. There is no assurance that these facilities will be renewed on favourable terms.
We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, payment of our contractual obligations, including repayment of our outstanding debt, payment of dividends to shareholders and share buy-backs.
Our plan in 2007 is to generate enough cash from our operating activities to pay for capital expenditures, dividends and share buy-backs. We expect to pay contractual obligations maturing in 2007 from cash on hand, from cash generated from our operations, by issuing debt and by selling part of our ownership in Telesat. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of other assets.
If we cannot raise the capital we need upon acceptable terms, we may have to:
•	limit our ongoing capital expenditures
•	limit our investment in new businesses
•	limit the size of our share buy-back program
•	try to raise additional capital by selling or otherwise disposing of assets.
Any of these could have a material and negative effect on our cash flow from operations and on our growth prospects.
On September 18, 2006, Telesat Holding Inc. and its shareholder BCE Inc. announced that a preliminary prospectus and a registration statement had been filed for a public offering of non-voting shares of Telesat Holding Inc. in Canada and the United States. Upon closing of the offering, Telesat Holding Inc. is to become the parent company of Telesat Canada. Telesat Holding Inc. and Telesat Canada are collectively referred to in this section as Telesat. Prior to completion of the offering, Telesat is expected to incur certain indebtedness the net proceeds of which, together with the net proceeds of the offering, are to be distributed to BCE Inc. BCE Inc.’s 2007 financial plan assumes completion of the above-mentioned public offering and recapitalization which, together, are expected to provide BCE Inc. proceeds of approximately $1 billion. However, these transactions will take several months to complete and they are subject to conditions including approval by various regulatory and governmental authorities, as well as BCE Inc. being satisfied that prevailing market conditions are conducive to allowing BCE Inc. to obtain a favourable and acceptable valuation in respect of Telesat. Accordingly, there can be no assurance that Telesat’s proposed recapitalization and public offering will be completed. Telesat’s inability to complete the proposed public offering and/or recapitalization would have an adverse effect on BCE Inc.’s liquidity and share buy-back program. In addition, the results could also change if BCE Inc. were to decide to complete a transaction with one or more of the strategic and financial players who have expressed interest in acquiring Telesat.
Acquisitions and dispositions
Our growth strategy includes making strategic acquisitions and entering into joint ventures. We also from time to time dispose of assets or all or part of certain businesses. There is no assurance that we will find suitable companies to acquire or to partner with, or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.
There is also no assurance that we will be able to complete any announced dispositions or that we will use the funds received as a result of such dispositions for any specific purpose that may be publicly anticipated.
Acquisitions and dispositions may be subject to various conditions, such as approvals by regulators and holders of our securities and other closing conditions, and there can be no assurance that, with respect to any specific acquisition or disposition, all such conditions will be satisfied.
Litigation, regulatory matters and changes in laws
Regulatory initiatives or proceedings, pending or future litigation, including the increase of class action claims, could have a material and negative effect on our businesses, operating results and financial condition.
Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could also materially and negatively affect us. This includes changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. It also includes the amendments to the Securities Act of Ontario that took effect December 31, 2005. These amendments introduced statutory civil liability for misrepresentations in continuous disclosure and failure to disclose material changes on a timely basis, and could result in an increase in the number of securities class action claims. BCE could have to devote considerable management time and resources to responding to such securities class action claims.
For a description of the principal legal proceedings involving us, please refer to BCE Inc.’s Annual Information Form for the year ended December 31, 2005 dated March 1,

2006 (BCE 2006 AIF) filed by BCE Inc. with the Canadian securities commissions and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F, under the heading Legal proceedings we are involved in, as updated in BCE Inc.’s 2006 first, second and third quarter MD&As dated May 2, 2006, August 1, 2006 and October 31, 2006 (BCE 2006 Quarterly MD&As), respectively, under the heading Recent developments in legal proceedings.
For a description of certain regulatory initiatives and proceedings affecting the Bell Canada companies, please see Risks That Could Affect Certain BCE Group Companies — Bell Canada Companies — Changes to regulatory framework, later in this document.
Funding and control of subsidiaries
BCE Inc. and Bell Canada are currently funding, directly or indirectly, and may, in the future, continue to fund, the operating losses of some of their subsidiaries, but they are under no obligation to continue doing so. If BCE Inc. or Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities. It could also have, depending on factors such as the size or strategic importance of the subsidiary, a material and negative effect on the results of operations and financial condition of BCE Inc. or Bell Canada.
In addition, BCE Inc. and Bell Canada do not have to remain the majority holder of, or maintain their current level or nature of ownership in, any subsidiary, unless they have agreed otherwise. An announcement of a decision by BCE Inc. or Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
If BCE Inc. or Bell Canada stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. or Bell Canada. For example, certain members of the lending syndicate of Teleglobe, a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. You will find a description of these lawsuits in the BCE 2006 AIF under the heading Legal proceedings we are involved in as updated in the BCE 2006 Quarterly MD&As under the heading Recent developments in legal proceedings. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.’s or Bell Canada’s securities. BCE Inc. and Bell Canada could also have to devote considerable management time and resources to responding to such claims.
Pension fund contributions
Pension funding relief measures introduced in the May 2006 Federal Budget increased the funding period of solvency deficits from five to ten years under certain conditions.

The new pension regulations, which were enacted in November 2006, reduced our required contributions in 2007.
The funding status of our pension plans resulting from future valuations of our pension plan assets and liabilities depends on a number of factors, including:
•	actual returns on pension plan assets
•	long-term interest rates
•	changes in pension regulations.
These factors could require us to increase contributions to our defined benefit pension plans in the future and therefore could have a material and negative effect on our liquidity and results of operations.
Renegotiating labour agreements
Approximately 47% of our employees are represented by unions and are covered by collective agreements. Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our business, operating results and financial condition.
There can be no assurance that if a strike or other work disruption occurs, it would not adversely affect service to our customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.
The collective agreements between the Communications, Energy and Paperworkers Union of Canada (CEP) and Expertech Network Installation Inc. representing approximately 240 clerical and 1,300 Craft employees have both expired on November 30, 2006.
The following important collective agreements will expire in 2007:
•	the collective agreement between Bell Canada and the CEP representing approximately 6,000 Craft and Services employees will expire on November 30, 2007
•	the collective agreement between Bell Aliant and the CEP representing approximately 5,000 Craft, Clerical and Operators in the four Maritime provinces will expire on December 31, 2007.
Events affecting our networks
Network failures could materially hurt our business, including our customer relationships and our operating results. Our operations depend on how well we protect our networks, equipment, applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Our operations also depend on timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.
Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and our operating results. In addition, we have outsourced certain services to providers that operate outside of Canada. Although we have redundancy and network monitoring systems in place, a major natural disaster that affects the regions in which our service providers operate, or other events adversely affecting the business or operations of such service providers, could have a material negative effect on our service levels.
Software and system upgrades
Many aspects of our business, such as providing telecommunication services and customer billing, among others, depend to a large extent on various IT systems and software, which must be improved and upgraded regularly and replaced from time to time. Implementing system and software upgrades and conversions is a very complex process, which may have several adverse consequences including billing errors and delays in customer service. Any of these events could significantly damage our customer relationships and business and have a material and negative effect on our results of operations.
RISKS THAT COULD AFFECT BCE INC.
Holding company structure
BCE Inc. has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and investments in significantly influenced companies, including its indirect ownership of all of the outstanding common shares of Bell Canada. BCE Inc.’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and significantly influenced companies to pay dividends or otherwise make distributions to it. As a result of BCE Inc.’s strategy of focusing on its core communications business, the business of Bell Canada is expected in the future to represent substantially all of BCE Inc.’s business and investment activity, and therefore BCE Inc. will be largely dependent on the operations and performance of Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries, joint ventures and significantly influenced companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and significantly influenced companies.

Dividend Policy
On December 12, 2006, BCE Inc. announced the establishment of a dividend policy based on a target dividend payout range of 70% to 75% of earnings per share before net gains (losses) on investments and restructuring costs. However, based on the prevailing competitive and technological environment at any given time, there can be no guarantee that BCE Inc.’s dividend policy will be maintained. Refer to the previous sections entitled Increasing competition, Anticipating technological change and investing in new technologies, products and services and Liquidity for more information on these risks and their potential impact on BCE’s businesses, revenues, cash flows and capital expenditures which in turn could adversely affect BCE Inc.’s ability to maintain its dividend policy.
Stock market volatility
Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE Inc.’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s securities, may materially and negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.
RISKS THAT COULD AFFECT CERTAIN BCE GROUP COMPANIES
BELL CANADA COMPANIES
Changes to regulatory framework
Decisions of regulatory agencies
The business of the Bell Canada companies (which, for greater certainty, includes Bell Aliant) is affected by decisions made by various regulatory agencies, including the Canadian Radio-television and Telecommunications Commission (CRTC). For example, many of the decisions of the CRTC indicate that they try to balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely. There is a risk that decisions of the CRTC, and in particular the decisions relating to prices at which we must provide such access, may have a negative effect on our business and results of operations. Decisions of, and proceedings involving, regulatory agencies including the CRTC are described in more detail below as well as in the BCE 2006 AIF under the heading The regulatory environment we operate in.
On December 11, 2006, the Minister of Industry announced a government proposal to change Telecom Decision CRTC 2006-15 which established a framework for the forbearance from regulation of residential and business local exchange services. The government is proposing to change the CRTC decision to accelerate deregulation of retail prices of the incumbent telephone companies’ local exchange services and separately has introduced amendments to the Competition Act to deter anti-competitive behaviour. The proposed order establishes a forbearance test which (i) is based on the presence of competitors in geographic areas which are smaller and therefore more appropriate than those set out in Telecom Decision CRTC 2006-15 and (ii) amends the forbearance criteria related to meeting certain quality of service indicators for incumbent local exchange carriers’ wholesale services. The proposed order would also streamline the forbearance process and eliminate the winback and promotional restrictions in regulated and deregulated areas. The proposed variance of the CRTC decision will be published in the Canada Gazette and is subject to a 30-day public comment period. Although the proposed changes to the decision are positive for the Bell Canada companies, there can be no guarantee that the Cabinet will, in fact, issue the order. Moreover, there can be no guarantee that the order will not be amended prior to its issuance.
Commitment Under the CRTC Deferral Account Mechanism
On February 16, 2006, the CRTC issued Telecom Decision CRTC 2006-9, where it concluded on the ways that incumbent telephone companies should clear the accumulated balances in their deferral accounts. As required by the CRTC, on September 1, 2006, Bell Canada filed proposals with the CRTC to clear $479.3 million from its deferral account. On November 30, 2006, the CRTC issued Telecom Public Notice CRTC 2006-15 initiating a proceeding to consider the proposals submitted by the incumbent telephone companies. The CRTC intends to issue a decision on this proceeding by December 2007. If approved by the CRTC, the proposals would improve access to communications for persons with disabilities and extend broadband access to some 220,000 potential customers in 264 communities across Ontario and Quebec where it would not otherwise be made available on a commercial basis.
Due to the nature and number of uncertainties which remain concerning the disposition of accumulated balances in the deferral accounts, we are unable to estimate the impact of the decision on our financial results at this time. Please refer to BCE Inc.’s 2006 Third Quarter MD&A dated October 31, 2006 under the heading Liquidity — Commitment under the CRTC Deferral Mechanism, for more information on Bell Canada’s and Bell Aliant’s commitment under the CRTC deferral mechanism.
Price Cap Framework Review
On May 9, 2006, the CRTC issued Telecom Public Notice CRTC 2006-5 initiating a proceeding to establish the price cap framework to replace the existing framework that ends May 31, 2007. On July 10, 2006, Bell Canada, Bell Aliant and Saskatchewan Telecommunications filed a pricing framework proposal which reflects the dramatic changes that have taken place in the industry. The proposed framework would come into effect on June 1, 2007 and apply for a period of two years.
The above-mentioned entities proposed that there should be no regulatory limits on price increases in areas where services are available over alternative facilities, allowing consumers and competition in these areas to drive market prices. In areas where alternative facilities are not available, the above-mentioned entities proposed that service prices remain subject to regulation with upward pricing capped, on average, at current levels. In keeping with both the recommendations of the Telecom Policy Review Panel issued in March 2006 and the recent draft policy direction for the CRTC outlined by the Minister of Industry, the proposed regulation would interfere with market forces to the least extent possible. The entities’ evidence was subject to an interrogatory process as well as a public hearing which took place in October 2006. The CRTC intends to issue a decision on this proceeding by April 30, 2007.
There is a risk that the CRTC may not accept the entities’ proposals to rely on market forces to the maximum extent possible and may impose limitations on the Bell Canada companies’ marketing flexibility, impeding their ability to respond to market forces.
Competitor Digital Network (CDN) Service
On February 3, 2005, the CRTC released Telecom Decision CRTC 2005-6 on CDN services. This decision set the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors. The CRTC determined that CDN services should include not only digital network access components but also intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, and channelization and co-location links (expanded CDN services). This decision affected Bell Canada and Bell Aliant as providers of CDN services in their own operating territories and as purchasers of those services elsewhere in Canada.
There are two important financial aspects to note in this decision:
•	the prices for all CDN services were applied on a going-forward basis, as of the date of the decision, and Bell Canada will be compensated from the deferral account for the revenue losses from this decision
•	Bell Canada will also be compensated through the deferral account for applying reduced rates retroactively for the CDN access components that were tariffed at interim rates prior to the decision.
Retail quality of service indicators
On March 24, 2005, the CRTC released Telecom Decision CRTC 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services. For Bell Canada, this maximum potential penalty amount equates to approximately $239 million annually, based on 2005 revenues.
In the penalty period of January 1 to December 31, 2005, the CRTC standard for several indicators was not met on an annual average basis because of the strike in 2005 by the CEP at Entourage. Bell Canada has requested that the CRTC approve its December 5, 2005 application for the purpose of excluding below standard strike-related results as a force majeure type exclusion. However, there is no assurance that the CRTC will issue a favourable decision and Bell Canada may be required to pay a penalty of up to $18 million. It is not expected that Bell Canada will be required to pay any penalties related to retail quality of service for the period of January 1 to December 31, 2006.
The CRTC determined that Bell Aliant did not meet certain service standards during the period of January 1 to December 31, 2004. Bell Aliant applied to the CRTC for an exclusion from having to pay a penalty in 2004, as well as in 2005, due to below-standard service results caused by its labour disruption in 2004. In Telecom Decision CRTC 2006-27, which was issued on May 16, 2006, the CRTC determined that the labour disruption was partially, but not totally, beyond the control of Bell Aliant. In total, Bell Aliant was directed to provide customer credits totalling $3.5 million on its customers’ monthly bills starting no later than June 16, 2006. These customer credits have been applied.
At the same time, Bell Aliant has filed with the CRTC an application to review and vary Decision 2005-17, as applied in Decision 2006-27, so as to indicate that when quality of service is negatively affected by a labour stoppage, the CRTC will only impose penalties where a telephone company has been found to have violated labour relations law or policy, or that it has deliberately sacrificed quality of service to increase profits. The application also seeks a remedial order to recover the cost of the credits already provided to customers. It is likely that the CRTC will not deal with Bell Canada’s December 5, 2005 application until it reaches a decision on Bell Aliant’s review and vary application. Furthermore, the Federally Regulated Employers — Transportation and Communications (FETCO), a national organization representing employers and employer associations across Canada, filed a petition with the Governor-in-Council to vary and rescind Decision 2006-27 on the basis that it oversteps the CRTC’s jurisdiction and puts at risk well balanced and well defined Canadian labour relations policies and law.
Decision on VoIP Regulation
On May 12, 2005, the CRTC released Telecom Decision CRTC 2005-28 which determined the way the CRTC will regulate VoIP services. The CRTC determined that VoIP services (other than peer-to-peer services, defined in the decision as IP communications services between two computers) provided by Bell Canada and other incumbent telephone companies will be regulated in the same way as traditional telephone services.
As a result of this decision, local VoIP services that use telephone numbers that conform to the North American numbering plan, and that provide universal access to and/or from the public switched telephone network will, for incumbent telephone companies, be treated as regulated local exchange services. Accordingly, tariffs have to be filed by incumbent telephone companies, but not by their competitors, when they provide customers with local VoIP services using a telephone number associated with that incumbent telephone company’s territory. In addition, the winback rules will apply, which means that incumbent telephone companies cannot attempt to directly contact a former residential local service customer for a period of 3 months from the time the customer decides to buy traditional local telephone service or VoIP service from a competitor. Other restrictions on promotions and bundling that apply to traditional local wireline services also apply to VoIP. These regulatory requirements could reduce Bell Canada’s and Bell Aliant’s flexibility to compete with both traditional and new competitors, which could have a material and negative effect on their business and results of operations.

Also as a result of Decision 2005-28, incumbent telephone companies as well as competitive local exchange carriers will have to fulfill, in relation to VoIP services, other requirements that apply to traditional telephone services, such as:
•	allowing customers to keep their local number when they change service providers within the same local area (local number portability)
•	allowing customers to use any long distance provider of their choice
•	listing telephone numbers in the directory associated with the local telephone number chosen by the customer
•	offering services for the hearing impaired
•	implementing safeguards to protect customer privacy.
These regulatory requirements could increase operational costs and reduce Bell Canada’s and Bell Aliant’s flexibility to compete with resellers, and could therefore have a negative effect on their business and results of operations. Bell Canada and several other parties petitioned the Governor in Council to overturn the CRTC’s decision in August 2005. In Order in Council P.C. 2006-305, dated May 4, 2006, the Governor in Council referred Decision 2005-28 back to the CRTC for reconsideration, directing the CRTC to complete its reconsideration by September 1, 2006. The CRTC initiated Public Notice CRTC 2006-6 to undertake this reconsideration.
On September 1, 2006, the CRTC issued Telecom Decision CRTC 2006-53, reaffirming its findings in Decision 2005-28 concerning regulation of VoIP services. Pursuant to section 12(7) of the Telecommunications Act, the Governor in Council, if it chooses to do so, has 90 days to vary or rescind the CRTC’s findings. Coincident with Decision 2006-53, the CRTC issued Telecom Public Notice CRTC 2006-12, in which it is seeking comments regarding whether the market share forbearance criterion threshold of 25 percent for local exchange services set out in Telecom Decision CRTC 2006-15 is appropriate, among other issues.
In 2005 and 2006, Bell Canada introduced four retail VoIP services in Québec and Ontario, Bell Digital Voice (BDV), BDV Lite, Business IP Voice for Broadband and Business IP Voice Standard. These services are offered pursuant to tariffs that have received interim approval from the CRTC, and in the case of BDV Lite, final approval. CRTC public processes relating to these filings were held in 2005 and 2006 and decisions on final approval of the tariffs for BDV, Business IP Voice for Broadband and Business IP Voice Standard are expected by the end of 2006. The CRTC has permitted Bell Canada to file VoIP tariff notices for the CRTC’s approval, on a confidential basis, which provide for minimum and maximum rates associated with each proposed VoIP service plan. Once the minimum and maximum rates are approved, for all future price changes within that range, Bell Canada can issue new tariff pages on their effective date. No additional CRTC approvals are required for price changes within the ranges. The CRTC has also, on an interim basis, permitted Bell Canada to price its BDV service differently on a province-wide basis in Ontario and Québec. A final decision from the CRTC regarding these tariff notices could result in a different outcome, and could therefore have a negative effect on our business and results of operations.

On November 16, 2006, the Governor in Council issued Order in Council P.C. 2006-1314 essentially requiring the CRTC to refrain from price regulation of retail local access-independent VoIP services, such as BDV Lite and Business IP Voice for Broadband.
Forbearance from Regulation of Local Exchange Services
On April 6, 2006, the CRTC issued Telecom Decision CRTC 2006-15 which established a framework for the forbearance from regulation of local exchange services. The decision denied Bell Aliant’s application for regulatory forbearance in 32 exchanges in Nova Scotia and Prince Edward Island. The denial of Bell Aliant’s forbearance application in respect of the Halifax market is the subject of an appeal to the Federal Court of Appeal by Bell Aliant. The Federal Court of Appeal granted Bell Aliant leave to appeal the decision in an order dated September 22, 2006.
On May 12, 2006, Bell Canada, Bell Aliant, Saskatchewan Telecommunications and TELUS Communications Company (TELUS) filed a petition to the Governor in Council requesting that the Minister of Industry recommend to the Governor in Council that Decision 2006-15 be referred back to the CRTC for reconsideration. Specifically, the companies requested that the CRTC be directed to reconsider the pre-forbearance, forbearance and post-forbearance rules in Decision 2006-15 in light of the conclusions and recommendations contained in the Telecom Policy Review Panel’s Final Report issued in March 2006.
On June 16, 2006, the CRTC issued Telecom Public Notice CRTC 2006-9, in which it sought comments regarding whether mobile wireless services, or a subset thereof, should be considered in the market share loss calculation for local forbearance analysis purposes. On September 1, 2006, the CRTC issued Telecom Public Notice CRTC 2006-12 in which it sought comments regarding whether the “transitional” market share loss threshold of 20 percent as a precondition to the repeal of the winback rule and the market share loss threshold of 25 percent for forbearance established in Decision 2006-15 are appropriate.
On October 5, 2006, TELUS applied to the CRTC to review and vary one of the forbearance criteria defined in Decision 2006-15. TELUS’ application requests that the CRTC remove or amend the forbearance criteria related to meeting certain quality of service standards related to incumbent local exchange carriers’ wholesale services.
There is no guarantee that the outcomes in any of these proceedings will improve the likelihood or speed with which Bell Canada and Bell Aliant will be granted forbearance for local exchange services.
Winback Rules
On April 6, 2006, the CRTC issued three decisions relating to winbacks, namely Telecom Decisions CRTC 2006-15, 2006-16 and 2006-17.
In Decision 2006-15, the CRTC reduced the length of the no-winback period for residential subscribers to 3 months from 12 months. Under the amended winback rule, incumbent telephone companies are now precluded from contacting former residential and business local exchange service customers from the time of the local service request until 3 months after their local service is transferred to a competitor. In Decision 2006-15 the CRTC also ruled that incumbent telephone companies may apply to have the winback rule repealed in any local market where they have lost 20% market share and in which they have met the relevant competitor quality of service indicators in the 3 months preceding the date of the application. This aspect of Decision 2006-15 could have a positive impact on the business performance of the Bell Canada companies. In Telecom Decision CRTC 2006-72, the CRTC denied an application by Primus Telecommunications Canada Inc. to review Decision 2006-15 and extend the no winback period for residential subscribers back to the previous one year period.
In Decision 2006-16, the CRTC determined that the winback rule is constitutional because it is justifiable under the Canadian Charter of Rights and Freedoms. The CRTC also decided that, going forward, incumbent telephone companies are now permitted to market non-residential local telecommunications services to a former local exchange customer during, and following, the 3 month no-winback period, if that customer did not switch those other services to the competitor at the same time they migrated their local service.
In Decision 2006-17, the CRTC determined that Bell Canada had violated the winback rule when it sent former local residential customers a thank-you card that contained an invitation to customers to call Bell Canada if they required assistance and provided a contact telephone number for doing so. Bell Canada amended its customer thank-you cards to ensure compliance with Decision 2006-17. On June 16, 2006, Québecor Media Inc. (Québecor) complained to the CRTC that Bell Canada’s amended customer appreciation cards violate the winback rule on the basis that they contain a summary of the winback rule and inform customers that the rule does not prohibit customers from contacting Bell Canada. In Telecom Decision CRTC 2006-69, the CRTC denied Québecor’s complaint and ruled that the amended cards do not violate the winback rule.
On May 5, 2006, Bell Canada, Bell Aliant, Saskatchewan Telecommunications, and TELUS filed leave to appeal applications with the Federal Court of Appeal on the basis that the winback aspects of these decisions infringe the constitutionally-protected freedom of expression of the applicants and their customers under the Canadian Charter of Rights and Freedoms in a manner that is not justifiable under the Charter. The Federal Court of Appeal granted leave to appeal each of these three decisions on the constitutionality issue in an Order dated September 22, 2006. Bell Canada’s and Bell Aliant’s flexibility to compete may continue to be encumbered if the Federal Court of Appeal determines that the winback rule is constitutional because it is justifiable under the Charter.
On May 18, 2006, the CRTC released Telecom Decision CRTC 2006-28, Regulatory issues related to the implementation of wireless number portability. In that decision the CRTC confirmed that the winback restrictions on incumbent telephone companies do not apply to a wireline-to-wireless port request by a customer in the context of wireless number portability such that there will be no restrictions on the ability of either Bell Canada or Bell Mobility to contact a wireline or wireless customer that has transferred to a competitor.

Price floor safeguards for retail services
On April 29, 2005, the CRTC issued its decision on price floor safeguards and related issues. A price floor safeguard is the minimum price that an incumbent telephone company can charge for regulated services.
In its decision, the CRTC made changes which, in some circumstances, may result in future higher price floors for new services and bundles that could negatively limit Bell Canada’s and Bell Aliant’s ability to compete.
Application to change bundling rules
On September 2, 2005, Bell Canada applied to the CRTC to modify the bundling rules that apply to customer specific arrangements (CSAs). CSAs are arrangements tailored to a particular customer’s needs for the purpose of customizing the offering in terms of rate structure and levels.
The CRTC currently requires any CSA involving both tariffed and non-tariffed services (Mixed CSAs) to be filed for approval with the CRTC before it can be provided to customers. Bell Canada’s proposal would exempt a Mixed CSA from the bundling rules and associated tariff requirements if:
•	total revenue from the CSA is higher than the price of the tariffed components of the CSA
•	the CSA is not part of a practice designed to circumvent tariffs.
Bell Canada’s and Bell Aliant’s flexibility to compete may continue to be encumbered if the proposal is not approved.
Telecom Policy Review Panel’s Final Report
On March 22, 2006, the Telecom Policy Review Panel (Panel), a panel of experts appointed by the Minister of Industry to review Canada’s telecommunications policy and regulatory framework and make recommendations, released its final report. The report, which contains over 100 recommendations, calls for significant changes to the structure and nature of telecommunications regulation in Canada.
The Panel’s report calls for many changes to the regulatory environment which could have a material impact on the business performance of the Bell Canada companies. The thrust of the report is that the state of competition in Canada has progressed to the point where, at least for economic regulation, the CRTC should remove most of its existing regulation and instead rely on market forces.
The Panel calls for short-term changes to regulation through a variety of Government programs and, more significantly, through a policy direction — an instrument whereby the Cabinet can give binding directions of general policy to the CRTC. The Panel also calls for significant changes to the Telecommunications Act.
The Panel also recommended that there be a relaxation of Canada’s foreign ownership restrictions as they apply to telecommunications common carriers. In addition to the recommendations addressing wireline regulation, the Panel also made a number of recommendations separately addressing issues related to wireless regulation in Canada. These included, among other things, a recommendation for the continued use of regulatory mechanisms such as spectrum caps (aggregation limits) where spectrum is scarce to provide an opportunity for new entrants to acquire spectrum in order to have an expanded choice of service providers. Other recommendations concerning competitive access to wireless antennae sites and support structures could serve to facilitate competitive entry into the Canadian wireless industry. If implemented, the cumulative effect of such recommendations could affect the competitive intensity of the wireless environment in which the Bell Canada companies operate.
There can be no guarantee that the Minister of Industry and Parliament will implement the Panel’s recommendations in whole or in part. However, the Minister has announced that he intends to implement the Panel’s report through a draft policy direction, as well as propose new legislation. The text of the draft policy direction is discussed in the next section.
Policy Direction
On June 13, 2006, the Minister of Industry tabled in both houses of Parliament a draft policy direction to be issued by the Cabinet to the CRTC. The draft policy direction calls on the CRTC to “rely on market forces to the maximum extent feasible” and to design regulations that “interfere with the operation of competitive market forces to the minimum extent necessary”. Among other things, the draft policy direction would require the CRTC to conduct a review of its rules which force incumbent telephone companies to provide wholesale access to certain telecommunication services to competitors. The purpose of the review would be to determine which wholesale services are not essential and should be phased out. The regulatory impact statement that accompanied publication of the draft policy direction stated that “maintaining the current regulatory framework is not a viable option...” and that the proposed direction is designed to rectify that by guiding the CRTC “toward reduced and more targeted regulation” that will “reduce regulatory cost and burden”. The direction does not direct the CRTC to reach any particular outcomes on any specific files.
Before a direction from Cabinet can be implemented, it must sit in each house of Parliament for 40 sitting days, and be subject to public consultation. The public consultation process occurred in the third quarter of 2006. Furthermore, the 40 sitting days have passed and the Government is now in a position, if it so chooses, to formally issue the direction. However, the Standing Committee on Industry, Science and Technology of the House of Commons issued a recommendation to the Government requesting that the Government impose a moratorium on implementing instructions respecting telecommunications policies to allow the Committee to hear more witnesses and subsequently present a report to the House on the impact of deregulation, no later than March 1, 2007. This recommendation is not binding on the Government and there is now no legal impediment to the Government issuing the direction. Although the policy direction is positive for the Bell Canada companies, there can be no guarantee that the Cabinet will, in fact, issue the direction. Moreover, there can be no guarantee that the policy direction will not be amended prior to its issuance.
Review of regulatory framework for wholesale services

On November 9, 2006, the CRTC released Public Notice CRTC 2006-14 in which it initiated a comprehensive review of the regulatory framework for wholesale services. As part of this review, the CRTC will examine the appropriate definition of essential services and the pricing principles for such services. In addition, the regulatory treatment for non-essential services, if any, will also be examined. A final decision is expected in July 2008. Although the potential outcome may be positive for the Bell Canada companies, there is no guarantee that the CRTC will issue a favourable decision.
Bell ExpressVu
On June 12, 2006, the CRTC initiated a proceeding to review the regulatory framework for over the air broadcasters. Among the issues to be addressed is the possibility of requiring cable and satellite operators to pay over the air broadcasters for the right to carry their signals. Under the current copyright and regulatory framework, the signals are carried at no charge to the cable and satellite operators. Bell ExpressVu will argue vigorously against the fee-for-carriage concept. Submissions were filed on September 27, 2006 and a public hearing occurred in November and December 2006. A decision from the CRTC requiring cable and satellite operators to pay over-the-air broadcasters for signal carriage could have a negative effect on our business and results of operations.
Access to Bell Canada loops for Competitor Local Exchange Carriers’ customers served via remotes
On September 2, 2005, Rogers Telecom submitted an application requesting that the CRTC direct Bell Canada to make unbundled loops, which are transmission paths between the users’ premises and the central office that are provided separately from other components, available to competitors in a timely manner in certain specified areas where Rogers Telecom is present. On October 3, 2005, Bell Canada responded to Rogers Telecom’s application and explained the reasons why in some areas where competitors are present and the competitors’ potential end customer is served via a Bell Canada remote, unbundled loops should not have to be provided unless Bell Canada is compensated by competitors for the costs it incurs on their behalf.
The cost to equip Bell Canada’s network in order to provide unbundled loops to competitors in locations where a potential competitor’s end customer is currently served via a Bell Canada remote could be significant should the CRTC grant Rogers Telecom’s request. It is anticipated that the CRTC will institute a further process to examine this matter prior to rendering a decision.
Wireless number portability
The Government of Canada in its 2005 Budget announced that it intended to ask the CRTC to implement wireless number portability. Number portability enables customers to retain the same phone number when changing service provider within the same local serving area. On December 20, 2005, the CRTC released Telecom Decision 2005-72. Among other things, the decision directed Bell Mobility, Rogers Wireless and Telus Mobility to implement wireless number portability in Alberta, British Columbia, Ontario and Quebec by March 14, 2007. This accelerated timeframe will be challenging for Bell Mobility and the rest of the wireless industry to meet. The CRTC requires quarterly reports on the status of wireless number portability implementation.

On February 6, 2006, the CRTC issued Telecom Public Notice 2006-3, Regulatory issues related to the implementation of wireless number portability, a proceeding to address a wide range of issues associated with the implementation. A decision on this proceeding was issued on May 18, 2006. In Telecom Decision CRTC 2006-28, Regulatory issues related to the implementation of wireless number portability — Follow-up to Public Notice 2006-3, the CRTC made a number of policy determinations, but did not consider that there was sufficient information on the record of the proceeding to make any determinations on issues relating to the tariffs for interconnection between incumbent telephone companies and wireless service providers or incumbent network-related start-up costs for wireless number portability. In an application dated May 12, 2006, Bell Canada requested that it be allowed to recover wireline costs related to the implementation of wireless number portability through a drawdown from Bell Canada’s deferral account. Bell Canada filed reply comments on June 26, 2006. The CRTC has requested further information from Bell Canada on its application and responses were filed on December 4, 2006.
Licences
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
While we expect that the licences under which Bell Mobility and Bell Canada provide cellular and PCS services will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on the Bell Canada companies.
Wireless and radio towers
In February 2005, Industry Canada released a report concerning its procedures for approving and placing wireless and radio towers in Canada, including the role of municipal authorities in the approval process. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In August 2005, Industry Canada presented a revised draft policy for comment. The wireless and broadcasting industries both have a number of concerns with the draft policy and are now working with Industry Canada to attempt to resolve these concerns. However, there has been no recent activity on this issue and it is not possible to predict at this time if or when the final policy will be issued. If the final policy requires more municipal or public consultation in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies.
Mobile spectrum
Industry Canada has signalled its intention to initiate a consultation which will result in the licensing of additional mobile spectrum, likely through a spectrum auction, in the 1.7

GHz and 2.1 GHz bands. The consultation may be initiated as early as the fourth quarter of 2006 followed by a spectrum auction occurring as early as the third quarter of 2007. It is anticipated that this consultation will be open to potential new entrant wireless service providers. In addition, Industry Canada’s consultation may also consider the adoption of policies such as new entrant spectrum allocation, towering sharing and digital roaming requirements that could, if adopted, facilitate both the entry and participation of additional competitors in Canada’s wireless market. Such a development would heighten the degree of competition in the already highly competitive wireless segment and could erode current margin levels. The outcome of Industry Canada’s consultation could have a material and negative effect on the operations of Bell Canada’s wireless business.
Federal Government’s announcement on income trust structures
Bell Aliant and the Bell Nordiq Income Fund (Bell Nordiq) are structured as income trusts. On October 31, 2006, the federal Government announced significant changes to the tax treatment of income trusts. For income trusts that were publicly traded before November 2006, as is the case for Bell Aliant and Bell Nordiq, these changes, which effectively include the taxation of trust income at corporate rates and the taxation of distributions made to unitholders as if they were dividends from a corporation, will be delayed to 2011. The Government specified that this transitional delay in implementing the new rules is subject to the possible need to “foreclose inappropriate new avoidance techniques”. For example, the Government stated that while there is now no intention to prevent existing income trusts from normal growth during that transitional period, any undue expansion of an existing income trust could cause this to be revisited.
Legislation that will implement these measures has not been made public so there is uncertainty as to the reach of this announcement. As an example, the ability of income trusts to issue units, including for financing purposes or to make acquisitions, is unclear, as the Government did not define what constitutes “normal growth” and “undue expansion”. It is therefore possible that the 2011 start date of the new tax measures for existing income trusts may be jeopardized, which would result in the earlier application of these measures. As a result, the growth of Bell Aliant and Bell Nordiq could be materially hampered.
Cash distributions made by Bell Aliant are not guaranteed and may fluctuate with the performance of the business
Although Bell Aliant intends to make cash distributions to its unitholders, including BCE, there can be no guarantee regarding the amounts of these cash distributions, which may fluctuate with Bell Aliant’s performance. The actual amount of distributions paid by Bell Aliant will depend upon numerous factors which are susceptible to a number of risks and other factors beyond the control of Bell Aliant or BCE. Bell Aliant also has the discretion to establish cash reserves for the proper conduct of its business. Adding to these reserves in any year would reduce the amount of cash otherwise available for distributions in that year. Accordingly, there can be no assurance regarding the actual levels of distributions by Bell Aliant.
Revenue from major customers

A significant amount of revenue earned by Bell Canada’s Enterprise unit comes from a small number of major customers. If we lose contracts with any of these major customers and cannot replace them, or they no longer require our services because of their adoption of new technologies, it could have a material and negative effect on our financial results.
Competition Bureau’s investigation concerning system access fees
On December 9, 2004, Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility’s description or representation of system access fees (SAFs) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation. Bell Canada has complied with the court order and provided the requested information.
Bell Mobility charges monthly SAFs to its cellular subscribers to help it recover certain costs associated with its mobile communications network. These costs include maintenance costs, the cost of installing new equipment and retrofitting new technologies, and fees for spectrum licences. These costs also include the recovery of the contribution tax the CRTC charges to support telephone services in rural and remote areas of Canada.
Bell Mobility may be subject to financial penalties by way of fines, administrative monetary penalties and/or demands for restitution of a portion of the SAFs charged to cellular subscribers if it is found to have contravened the misleading advertising provisions of the Competition Act.
Potential legislation restricting in-vehicle use of cellphones
Some studies suggest that using cellphones while driving may result in more motor vehicle collisions. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states, or other restrictions on in-vehicle use of wireless devices. If any of these happen, cellphone use in vehicles may decline, which may negatively affect the business of the Bell Canada companies.
Health concerns about radio frequency emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the business of the Bell Canada companies. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these could have a material and negative effect on the business of the Bell Canada companies.
Bell ExpressVu
Bell ExpressVu currently uses four satellites, Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-Interim, for its video services. Nimiq 4-Interim became operational at the end of February 2006. Telesat, a subsidiary of BCE Inc., operates or directs the operation of these satellites.
Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities to operate the satellites, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks that could affect certain BCE group companies — Telesat for more information on the risks relating to Telesat’s satellites.
Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010. While we expect this licence will be renewed at term, there is no assurance that this will happen.
Bell ExpressVu and Bell Canada continue to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, they are participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition could have a material and adverse impact on the business of Bell ExpressVu and Bell Canada.
Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu introduced a smart card swap for its authorized digital receivers that is designed to block unauthorized reception of Bell ExpressVu’s signals. The smart card swap was introduced in phases and was completed in July of 2005. As with any technology-based security system, it is not possible to eliminate with absolute certainty a compromise of that security system. As is the case for all other pay television providers, Bell ExpressVu has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise of Bell ExpressVu’s signal security systems.
On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault (D’Argy Case) that the provisions in the Radiocommunication Act making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Charter. On March 31, 2005, the Québec Superior Court overruled the Court of Québec’s decision in the D’Argy Case and held that the Court of Québec improperly ruled on the constitutional validity of those provisions in the Radiocommunication Act based on facts not before the Court. On September 26, 2006, the Québec Court of Appeal upheld the decision of the Québec Superior Court. The defendants in the D’Argy Case are now seeking leave to appeal the ruling of the Québec Court of Appeal to the Supreme Court of Canada. It remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in the unauthorized reception of satellite signals. While it is unlikely that the Supreme Court of Canada will grant leave to appeal to the defendants in the D’Argy Case, should leave to appeal be granted and should the ruling of the Québec Court of Appeal be overruled by the Supreme Court of Canada and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu could face increasing loss of revenue from the unauthorized reception of satellite signals.
TELESAT
Satellite industry risks
Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Telesat’s satellites may suffer from other problems that could reduce their commercial lives. Acts of war, terrorism, magnetic, electrostatic or solar storms, space debris or micrometeoroids could also damage Telesat’s satellites. Additionally, due to the specialized nature of the Ka-band payload on Telesat’s Anik F2 satellite, its largest and most expensive satellite, and the fact that it is partially uninsured and that no alternate satellite capacity is available, a partial or complete failure of Anik F2 could result in the total loss of revenues associated with this service with no restoration possible.
Any single anomaly or series of anomalies or other failure (whether full or partial) of one of Telesat’s satellites could cause its revenues, cash flows and backlog to decline materially, could require Telesat to repay prepayments made by customers of the affected satellite and could materially and adversely affect its relationships with current customers and its ability to attract new customers for satellite services. A failure could result in a customer terminating its contract for service on the affected satellite. It may also require that Telesat expedite its planned replacement program, adversely affecting its profitability, increasing its financing needs and limiting the availability of funds for other business purposes. Finally, the occurrence of anomalies may adversely affect Telesat’s ability to insure satellites at commercially reasonable premiums, if at all, and may cause insurers to carve out additional exclusions in policies they issue.
Launch failures
Satellites are subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could materially and adversely affect operations, revenues, cash flows and backlog. Although Telesat has had launch insurance on all of its launches to date, should Telesat not be able to obtain launch insurance on reasonable terms and a launch failure were to occur, Telesat could directly suffer the loss of the cost of the satellite and related costs.

Construction and launch delays
The launch of satellites is subject to certain delays. Launch delays can result from the delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Delays in the commencement of service could enable customers who have contracted for transponder capacity to terminate their contracts, could affect plans to replace an in-orbit satellite prior to the end of its useful life, could result in the expiration or cancellation of launch insurance and could result in the loss of orbital rights. The failure to implement a satellite deployment plan on schedule could have a material adverse effect on Telesat’s financial condition and results of operations.
Market for satellite insurance
Telesat’s current satellite insurance does not protect it against all satellite-related losses that it may experience, and it does not have in-orbit insurance coverage for all of the satellites in its fleet. Typically, Telesat does not insure against all possible partial failures. The insurance will not protect Telesat against business interruption, lost revenues or delay of revenues. Telesat’s existing launch and in-orbit insurance policies include, and any future policies that it obtains can be expected to include, specified exclusions, deductibles and material change limitations. Any failure of a revenue-producing satellite, whether insured or not, could require additional, unplanned capital expenditures or an acceleration of planned capital expenditures, and may result in interruptions in service, a reduction in contracted backlog and lost revenue, any of which could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition.
The price, terms and availability of satellite insurance has fluctuated significantly in recent years. These fluctuations can be affected by recent satellite launch or in-orbit failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. To the extent Telesat experiences a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, it may not have sufficient resources to replace the affected satellite. In addition, higher premiums on insurance policies increase Telesat’s costs, thereby reducing its profit. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage period, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions.
Telesat may elect to reduce or eliminate insurance coverage relating to certain of its existing satellites, or elect not to obtain insurance policies for its future satellites, especially if exclusions make such policies ineffective or the costs of coverage make such insurance impractical or if the use of back-up transponders and self-insurance is deemed more effective.

Ground operations infrastructure failures
Telesat owns and operates an extensive ground infrastructure. These ground facilities are used for the provision of end-to-end services for Telesat’s customers.
Telesat may experience a partial or total loss of one or more of these facilities due to natural disasters, fire, acts of war or terrorism or other catastrophic events. A failure at one of these facilities would cause a significant loss of service for Telesat’s customers. Additionally, Telesat may experience a failure in the necessary equipment at the satellite operations center, at the back-up facility, or in the communication links between these facilities and remote teleport facilities. A failure at one of Telesat’s facilities or in the communications links between Telesat’s facilities could cause Telesat’s revenues and backlog to decline materially and could adversely affect its ability to market its services and generate future revenues, its profitability, its financing needs and its ability to use available funds for other purposes.
Business risks
For the nine months ended September 30, 2006, two customers together accounted for approximately 38% of Telesat’s revenues, and its top five customers together accounted for approximately 48%. Any of Telesat’s major customers could refuse to renew their contracts, or could seek to negotiate concessions, particularly on price, that would have a material adverse effect on Telesat’s business, financial condition and results of operations.
There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality Telesat requires, as is the number of agencies able to launch such satellites. The loss of any of Telesat’s manufacturers or launch agencies could result in the delay of the design, building or launch of its satellites. Even if alternate suppliers for such services are available, Telesat may have difficulty identifying them in a timely manner, it may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, manufacturing or launch of its satellites. Any delays in the design, building or launch of our satellites could have a material adverse effect on Telesat’s business, financial condition and results of operations.
Telesat’s provision of services into the South American markets is subject to certain risks such as changes in foreign government regulations and telecommunication standards, licensing requirements, tariffs, taxes and other matters. Telesat’s South American operations are also subject to risks associated with economic and social instability, regulatory and licensing restrictions, exchange controls and significant fluctuations in the value of foreign currencies.
Competition risks
Telesat provides point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed Internet access. Telesat competes against other global and regional satellite operators and against suppliers of ground-based communications capacity. Some of Telesat’s direct and indirect competitors, both those in and outside of the satellite industry, have greater financial resources and operating flexibility than it does. This may permit them to respond better to changes in the industry. Telesat’s primary business activities (broadcast, business networks and carrier services) have been largely dedicated to the Canadian domestic market. This market is characterized by increasing competition and rapid technological development among satellite providers. Telesat also faces significant and intensifying competition in the satellite industry in both North America and South America. Telesat’s business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offering provided by terrestrial companies can be more competitive than the services offered via satellite. Telesat’s failure to compete effectively would result in a loss of revenue and a decline in profitability, a decrease in the value of its business and a downgrade of its credit rating, which would restrict its access to the capital markets.
Demand risks
The market for fixed satellite services may not grow or may shrink due to downturns in the economy and competing technologies that provide lower cost or better service. As a result, Telesat may not be able to attract customers for the services that it is providing as part of its strategy to sustain its business. Decreasing demand could reduce the number and value of Telesat’s contract renewals and could have a material adverse effect on its business and results of operations going forward.
Developments that Telesat expects to support the growth of the satellite service industry, such as continued growth in data traffic and the proliferation of high definition television, may fail to materialize or may not occur in the manner or to the extent Telesat anticipates. For example, the sale or license of the Ka-band capacity represents a new area of business which may not be adopted as Telesat expects.
Regulatory risks
Telesat is subject to the laws of Canada and the regulation of regulatory authorities of the Canadian government, primarily the CRTC and Industry Canada, as well as the laws and regulations of countries to, from or within which Telesat provides services. Such laws and regulations may limit or prohibit Telesat’s ability to sell its services in certain markets. In addition, the laws, regulations and practices of some countries may make it harder for Telesat to compete against a domestic or regional satellite system operator from that country. Telesat needs to renew its spectrum licenses upon expiry. Furthermore, Telesat’s spectrum licenses are subject to periodic review during the term of the license. Telesat’s radio licenses also need to be renewed on an annual basis.
If Telesat fails to obtain or maintain particular approvals on acceptable terms, such failure could delay or prevent Telesat from offering some or all of its services and adversely affect its results of operations, business prospects and financial condition.
In fiscal 1999, the U.S. State Department published amendments to the International Traffic in Arms Regulations which included satellites on the list of items requiring export permits. These provisions have constrained Telesat’s access to technical information and have had a negative impact on its international consulting revenues.
Provision of services into Latin American markets could be materially adversely affected by changes in applicable government regulations and telecommunication standards, licensing requirements, tariffs, taxes and other matters. Latin American operations are also subject to risks associated with economic and social instability, regulatory and licensing restrictions, exchange controls and significant fluctuations in the value of applicable currencies.
Foreign exchange risk
A substantial portion of Telesat’s capital expenditures is in U.S. dollars. Telesat’s satellite insurance policies are also denominated in U.S. dollars. The currency denomination of its revenue and earnings that may be received from satellite infrastructure investments is subject to individual customer contractual arrangements. As a result, Telesat may become exposed to foreign exchange risks which it attempts to mitigate through the use of forward currency contracts.